UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On June 5, 2023, Fusion Fuel Green PLC (“Company”) announced the following senior leadership changes:

•	Frederico Figueira de Chaves, currently the Company’s Co-Head and Chief Financial Officer, has been appointed Chief Executive Officer of the Company;

•	Gavin Jones, currently the Company’s Chief Accounting Officer, has been appointed interim Chief Financial Officer of the Company;

•	André Antunes, currently the Company’s Chief Production Officer, has been promoted to Chief Operating Officer of the Company; and

•	Jaime Silva, currently the Company’s Chief Technology Officer, has been named Head of Innovation in addition to his existing role as CTO.

In connection with the foregoing changes, the Company and Fusion Fuel USA, Inc. (“FFUSA”) entered into separation agreements with each of Zachary Steele and Jason Baran (the “Separation Agreements”), who will be stepping down from their roles of Co-Head and Chief Commercial Officer, respectively, as well as Co-Presidents of the Americas, to pursue other opportunities in the hydrogen and clean fuel sector. The press release issued by the Company announcing the foregoing changes is attached as Exhibit 99.1 to this Report on Form 6-K.

Pursuant to the Separation Agreements, each individual’s employment with the Company was terminated effective as of June 2, 2023 (the “Separation Date”). Each individual also resigned from all board positions with the Company as of such date. Pursuant to the Separation Agreements, Messrs. Steele and Baran agreed to provide certain services to ensure a seamless transition of responsibilities following their departure. Pursuant to the Separation Agreements, the individuals will receive (i) their base salary through the Separation Date, (ii) an additional payment of $32,500 for assistance with the transition services, (iii) the right to continue to participate in certain of the Company’s benefit plans for a period of time and (iv) an award of 28,736 restricted stock units (“Separation RSUs”), which award will vest based on certain criteria described in the Separation Agreements. The Separation Agreements contained releases of the parties of claims against the others (subject to certain exclusions) as well as customary non-disparagement, confidentiality and cooperation provisions. The foregoing summary of the Separation Agreements does not purport to be complete and is qualified in its entirety by reference to the Separation Agreements, copies of which are attached as Exhibits 10.1 and 10.2 to this Report on Form 6-K, respectively, and are incorporated by reference herein.

The information contained in this Form 6-K and its exhibits shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-251990 and 333-264714) and the prospectuses and any prospectus supplements included therein.

EXHIBIT INDEX

Exhibit Number	Description

10.1	Separation Agreement with Zachary Steele*
10.2	Separation Agreement with Jason Baran*
99.1	Press release

*	Schedules and similar attachments to this exhibit are omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to provide a copy of any omitted schedule or attachment to the SEC upon request. Additionally, portions of this exhibit have been omitted because such portions are both not material and are private and confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: June 8, 2023	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer